1UPX Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 10. A 049ZPC Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Proposals 1 to 7 (included) relate to the Annual General Meeting. For Against Abstain 1. 2. 3. 4. 5a. 5b. 5c. 5d. 5e. 5f. For Against Abstain 5g. 5h. 5i. 6. 7. 8a. 8b. Proposals 8 to 10 (included) relate to the Extraordinary General Meeting. 8c. 9. 10. MMMMMMMMMMMMMMMMMMMMM 687949 Proxy — Nexa Resources S.A. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below B This proxy is solicited by the Board of Directors for use at Nexa Resources S.A.’s Annual General Meeting and Extraordinary General Meeting of Shareholders on June 25, 2026 or any postponement(s) or adjournment(s) thereof. The undersigned, having read the Convening Notice and Proxy Statement, dated May 19th, 2026, receipt of which is acknowledged hereby, does hereby appoint Mr. Alexandre Druta or Elvinger Hoss Prussen, société anonyme, acting through any of its representatives, including Me Karl Pardaens and Me Cristina Beniog, each acting individually and with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of Nexa Resources S.A. (the “Company”) to be held at 3:00 P.M. C.E.T. on June 25, 2026 at the Company’s registered office at 37A Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof. This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting of Shareholders or Extraordinary General Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. (Items to be voted appear on reverse side.) Proposals 1 to 7 (included) relate to the Annual General Meeting. 1. Consider and approve the Company’s annual accounts for the financial year ended December 31, 2025. 2. Consider and approve the Company’s consolidated financial statements for the financial year ended December 31, 2025. 3. Resolve (i) to approve the share premium reimbursement recommended by the Board of Directors of the Company, and (ii) to carry forward the loss for the year ended December 31, 2025. 4. Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2025, for the proper performance of their duties. 5. Reelect the current members of the Board of Directors of the Company: 5a. Mr. Flavio Aidar, as director until the 2028 annual general meeting of the shareholders. 5b. Mr. Jaime Ardila, as director until the 2028 annual general meeting of the shareholders. 5c. Mr. Gianfranco Castagnola, as director until the 2028 annual general meeting of the shareholders. 5d. Ms. Daniella Dimitrov, as director until the 2028 annual general meeting of the shareholders. 5e. Mr. Paulo De Moraes Macedo, as director until the 2028 annual general meeting of the shareholders. 5f. Mr. Luis Ermírio De Moraes, as director until the 2028 annual general meeting of the shareholders. 5g. Mr. Hilmar Rode, as director until the 2028 annual general meeting of the shareholders. 5h. Mr. Edward Ruiz, as director until the 2028 annual general meeting of the shareholders. 5i. Ms. Jane Sadowsky, as director until the 2028 annual general meeting of the shareholders. 6. Determine the 2026 overall remuneration of the members of the Board of Directors and ratify the 2025 overall remuneration of the members of the Board of Directors. 7. Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2027 annual general meeting of the shareholders. Proposals 8 to 10 (included) relate to the Extraordinary General Meeting. 8. Authorized Share Capital 8a. Renew the authorization of the Board of Directors to increase the issued share capital of the Company on one or more occasions within the limits of the authorized share capital, during a period starting on the day of the Extraordinary General Meeting and ending on the fifth anniversary of the date of publication in the Luxembourg Legal Gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting, without prejudice to any further renewals, and consequently amend article 5.8 of the articles of association of the Company to be read as set out in the agenda. 8b. Increase the authorized share capital, currently set at USD 231,942,819, to USD 800,000,000, and consequently amend article 5.7 of the articles of association of the Company to be read as set out in the agenda. 8c. Authorize the Board of Directors to limit or cancel the preferential subscription rights of the shareholders in the context of any such increase of the issued share capital up to the authorized share capital, and consequently amend article 5.10 of the articles of association of the Company to be read as set out in the agenda. 9. Approve the amendment of article 11.1 of the articles of association of the Company to be read as set out in the agenda. 10. Approve the amendments of articles 6.1, 13.4, 13.10 and 13.13 of the articles of association of the Company to be read as set out in the agenda. 2026 Annual and Extraordinary Meetings Admission Ticket 2026 Annual and Extraordinary Meetings of Nexa Resources S.A. Shareholders June 25, 2026, 3:00 P.M. C.E.T. 37A Avenue J. F. Kennedy, Luxembourg L-1855 Luxembourg, Grand Duchy of Luxembourg Upon arrival, please present this admission ticket and photo identification at the registration desk.